Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: April 26th, 2007
ALTANA Aktiengesellschaft
(Translation of Registrant’s name into English)
Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-___

     This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8, dated September 13, 2002 (File No. 333-99485), dated September 24, 2003 (File No. 333-109074), dated September 24, 2004 (File No. 333-119240), and dated September 26, 2005 (File No. 333-128583).
     This Report on Form 6-K contains:
•	Press Release of April 26th, 2007

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft

Dated: April 26th, 2007	By:	/s/ Hermann Küllmer

		Name:	Dr. Hermann Küllmer
		Title:	Chief Financial Officer and
Member of the Management
Board

	By:	/s/ Rudolf Pietzke

		Name:	Dr. Rudolf Pietzke
		Title:	General Counsel

Press Release

ALTANA AG
Postfach 1244 61282 Bad Homburg v.d.H.
Herbert-Quandt-Haus Konzernkommunikation Am Pilgerrain 15 61352 Bad Homburg v.d.H. Deutschland
T +49 (0) 6172 1712-160 F +49 (0) 6172 1712-158 pr@altana.de www.altana.de
ALTANA seeks delisting in the U.S.
Frankfurt / Wesel, April 26, 2007. ALTANA’s Management Board has decided to delist from the New York Stock Exchange (NYSE) and to file a deregistration application with the Securities and Exchange Commission (SEC). After successful deregistration, ALTANA will no longer be subject to the regulations of the U.S. securities laws including the reporting obligations and regulations of the Sarbanes-Oxley Act resulting from a registration with the SEC. ALTANA has not arranged for the listing of its ADSs or ordinary shares on another national securities exchange or for the quotation of its common stock in a quotation medium in the United States.
The U.S. activities of ALTANA Pharma, which was sold to Nycomed as of December 31, 2006, had caused ALTANA to opt for a listing on the New York Stock Exchange in 2002. After the sale of ALTANA Pharma, this reason is no longer valid. By delisting from the NYSE, ALTANA is taking into consideration the new Group structure as a pure specialty chemicals company.
This press release is also available on the Internet at www.altana.com
This press release contains forward-looking statements, i.e. current estimates or expectations of future events or future results. These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA. Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.
For inquiries please contact:

Dr. Thomas Gauly	Achim Struchholz
Head of Corporate Communications &	Head of Corporate Communications
Investor Relations	ALTANA Chemie AG

Investor Relations:	Media Relations
P +49 (0) 6172 1712-163	P + 49 (0) 281 670 2460
F +49 (0) 6172 1712-158	F + 49 (0) 281 670 1114